[redacted]

10026786

SEC Mail Processing Section

FEB 24 2010

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoldK Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal St, 6th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonid Berline (617) 896-3547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc. (Formerly known as Saltz, Shamis & Goldfarb, Inc.)
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonid Berline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoldK Investment Services, Inc., as of December, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPHINE WIRIADJAJA
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 6, 2015

Signature 02/17/2010

President

Title

Notary Public February 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDK INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Independent Auditors' Report

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providing the services that bring solutions.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2010

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets	
Cash	$ 41,892
Accounts receivable, net of allowance of $750	92,165
NSCC clearing deposit	10,000
Prepaid expenses	16,014
Deferred tax asset	265
Due from stockholder	90,457
Total assets	$ 250,793
Liabilities	
Accounts payable and accrued expenses	$ 63,199
Total liabilities	63,199
Stockholder's equity	
Common stock, no par value, authorized, issued and outstanding 200 shares	-
Additional paid-in capital	598,602
Accumulated deficit	(411,008)
Total stockholder's equity	187,594
Total liabilities and stockholder's equity	$ 250,793

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
12b-1 Commissions, net	$ 601,210
Other income	82,555
Total revenues	683,765
Operating expenses	
Regulatory fees	15,666
Other selling, general and administrative expenses	135,903
Management fee	525,188
Total operating expenses	676,757
Operating income	7,008
Income tax expense	6,476
Net income	$ 532

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Additional Paid-in Capital	Accumulated Deficit	Total
January 1, 2009	$ 598,602	$ (411,540)	$ 187,062
Net income	-	532	532
Balance at December 31, 2009	$ 598,602	$ (411,008)	$ 187,594

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 532
Adjustments to reconcile net income to net cash used by operating activities:	
Deferred income taxes	5,400
Changes in assets and liabilities:	
Increase in accounts receivable	(7,415)
Increase in prepaid expenses	(500)
Increase in accounts payable and accrued expenses	6,387
Increase in due from stockholder	(51,723)
Net cash used by operating activities	(47,319)
Decrease in cash	(47,319)
Cash at beginning of year	89,211
Cash at end of year	$ 41,892

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

Organization and basis of presentation
GoldK Investment Services, Inc. (the Company or GKIS) is a mutual fund retailer for ERISA Qualified Plans (such as 401(k)) only, and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Retirement Plan Company, LLC (the Parent). The Company provides services to ERISA Qualified Plan Sponsors, Trustees, Participants as well as financial advisors, broker-dealers and registered representatives in facilitating the trading of Mutual Fund shares. The assets are coming from Qualified Plan Participants directly to the ERISA custodians. Currently three Trust Companies are involved in connection to these activities: Matrix Settlement and Clearing Services, The Charles Schwab Trust Company, and Mid Atlantic Transaction Network Services. Securities are held in custody of the above listed Trust Companies.

GKIS does not: 1) maintain custody of customer funds or securities, or 2) maintain customer accounts.

GKIS does not: 1) make any recommendations to buy, sell or hold any securities, or 2) make any recommendations or comments in regard to the suitability.

GKIS does not: 1) have any discretion over customer's funds or securities, or 2) enter, execute, or affect in any other way client's trading activity.

GKIS is acting as a Broker of Record for some of the Custodial Accounts for ERISA Qualified Plans. Accounts are being held in Custody of the Trust Companies For the Benefit of the Plan. 100% of assets that GKIS is acting as a Broker of Record for are ERISA qualified and are being record-kept by its Parent. GKIS acts as a Broker of Record for Omnibus Mutual Fund accounts that are being established in order to facilitate the trading for the plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Recently issued accounting pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) established *The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the Codification) as the single source of authoritative accounting guidance. The Codification did not change generally accepted accounting principles but rather enhanced the way accounting principles are organized. The Codification was effective for any fiscal year ending after September 15, 2009.

Financial instruments
The carrying values of the Company's financial instruments approximate their fair values at December 31, 2009.

NOTE A - Summary of Significant Accounting Policies, continued

Concentration of risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments and accounts receivable. The Company maintains its temporary cash investments with a financial institution. The investments maintained by the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had receivables from one customer at December 31, 2009 that comprised 30% of the accounts receivable.

As of December 31, 2009 the Company had no other significant concentrations of risk.

Recognition of commission revenue and expense
The Company earns 12b-1 commissions for facilitating the purchases of mutual funds shares for 401 (k) and profit sharing plans. Commissions earned on balances are based on the average balances maintained in the funds for the benefit of 401(k) and profit sharing plan participants and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

Account receivable
The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Income taxes
Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized.

The accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities at December 31, 2009:

Deferred tax asset	$	265
Deferred tax liability		-
Net deferred tax asset	$	265

The deferred tax asset results from timing differences in the deductibility of management fees and the allowance for doubtful accounts.

NOTE A - Summary of Significant Accounting Policies, continued

Income taxes, continued
Income tax expense is comprised of the following for the year ended December 31, 2009:

Current federal income tax expense	$ 1,076
Deferred income tax expense	5,400
Net deferred tax asset	$ 6,476

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 12, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B - Benefits

The Parent administers a 401(k) salary investment plan covering virtually all of the Company's full-time employees. There were no contributions by either the Company or the Parent during the year ended December 31, 2009.

NOTE C - Related-Party Transactions

The Company has entered into a support and services agreement with its Parent, whereby the Parent provides various administrative and operational support services to the Company. Management fee expense totaled $525,188 for the year ended December 31, 2009.

An officer of the Company also serves as an officer of another company which GKIS conducts transactions with. During 2009, GKIS paid commissions and advisor expenses to this company of $2,152 and $19,800, respectively.

NOTE D - Net Capital Requirements

As a member organization of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2009 was $5,000. At December 31, 2009, the Company's net capital was $125,660 and exceeded the minimum net capital requirement by $120,660. The Company's ratio of aggregate indebtedness at December 31, 2009 was 0.50 to 1.

Supplemental Information

GOLDK INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total Stockholder's Equity from Statement of Financial Condition		$ 187,594
Deductions:		
Nonallowable assets:		
Accounts receivable	$ 45,655	
Prepaid expenses	16,014	
Deferred tax asset	265	
	61,934	
Net capital		125,660
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 120,660
Total aggregate indebtedness		$ 63,199
Percentage of aggregate indebtedness to net capital		50%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2009 through December 31, 2009.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Reports

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Providing the services that bring solutions.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2010

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 01/04/2010
Authorized Signature/Title Date

SIPC-3 2010

8-032296 FINRA DEC

GOLDK INVESTMENT SERVICES INC
175 FEDERAL STREET 6TH FLR
BOSTON, MA 02110

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000032296⑆ 0000 2010⑈

Form SIPC-3

FY 2010

8-032296 FINRA DEC

GOLDK INVESTMENT SERVICES INC

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2010** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

GOLDK INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009